UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALLIED ESPORTS ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09216T107

(CUSIP Number)

Eric Yang

Primo Vital Limited

Ourgame International Holdings Limited

Tower B Fairmont, No. 1 Building 17th Floor

33# Community, Guangshun North St.

Beijing, F4 100102

Telephone 86-10-82378118

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a copy to:

Allison Hushek, Esq.

Allied Esports Entertainment, Inc.

17877 Von Karman Avenue, Suite 300

Irvine, California, 92614

August 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Primo Vital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,112,163
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,112,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Ourgame International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,167,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,112,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,167,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Eric Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,483
	8	SHARED VOTING POWER 17,167,656
	9	SOLE DISPOSITIVE POWER 276,483
	10	SHARED DISPOSITIVE POWER 15,112,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,444,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 09216T107

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $0.0001 par value, of Allied Esports Entertainment, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 17877 Von Karman Avenue, Suite 300, Irvine, California, 92614. Prior to August 9, 2019, the name of the Company was Black Ridge Acquisition Corp.

Item 2.	Identity and Background.

(a) This Amendment is being filed jointly by the following persons (the “Reporting Persons”):

●	Primo Vital Limited (“Primo Vital”), a British Virgin Islands exempted company;

●	Ourgame International Holdings Limited (“Ourgame”), a Cayman Islands corporation; and
●	Eric Yang, an individual who is a director and chief executive officer of Ourgame and Primo Vital and is Vice Chairman and a director of the Company.

(b) The principal office and place of business for Primo Vital and Ourgame is Tower B Fairmont, No. 1 Building 17th Floor, 33# Community, Guangshun North St., Beijing, China. The principal office and place of business for Mr. Yang is 17877 Von Karman Avenue, Suite 300, Irvine, California, 92614.

(c) Primo Vital’s principal business activities involve investing in the equity securities of the Company. Ourgame’s principal business activities involve developing and operating online card and board games in China, with integrated online and offline operations. Primo Vital is a 100% owned subsidiary of Ourgame. Eric Yang is an individual who is a director and chief executive officer of Ourgame and Primo Vital, and Vice Chairman and a director of the Company.

(d) - (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Primo Vital is a British Virgin Islands exempted company. Ourgame is a Cayman Islands corporation. Eric Yang is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of the securities of the Company described herein pursuant to the Agreement and Plan of Merger, dated as of December 19, 2018 and amended by the Amendment dated August 5, 3029 (as so amended, the “Merger Agreement”), by and among the Company, Black Ridge Merger Sub Corp. (“Merger Sub”), Allied Esports Media, Inc. (“AEM”), Noble Link Global Limited (“Noble”), Ourgame, and Primo Vital. On August 9, 2019 (the “Effective Date”), such parties completed merger transactions (the “Mergers”) and other related transactions (together with the Mergers, the “Transactions”) under which, among other things, AEM became a wholly-owned subsidiary of the Company and the Company assumed ownership of the businesses of Allied Esports (“Allied Esports”) and the World Poker Tour® (“WPT”). The consideration for the issuances of securities to the Reporting Persons is described below.

Issuances in the Transactions. In the Transactions, among other things, the Reporting Persons received the following equity securities of the Company or rights to receive such equity securities in the future:

1. In the Mergers, on the Effective Date, the Company issued shares of common stock to the former owners of Allied Esports and WPT, including 9,543,692 shares issued to Primo Vital and 208,272 shares issued to Mr. Yang.

2. In the Mergers, on the Effective Date, the Company issued to the former owners of Allied Esports and WPT five-year warrants to purchase shares of Company common stock at a price per share of $11.50 (the “Warrants”), including 3,125,640 Warrants issued to Primo Vital and 68,211 Warrants issued to Mr. Yang.

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3. In connection with the Mergers, the former owners of Allied Esports and WPT will be entitled to receive certain additional shares of common stock (“Contingent Shares”) if the last reported sales price of the Company’s common stock on the Nasdaq Capital Market equals or exceeds $13.00 per share (as adjusted for stock splits, dividends, and the like) for 30 consecutive trading days at any time during the five-year period after the Effective Date. This includes 3,163,602 Contingent Shares that may be issued to Primo Vital and 69,039 Contingent Shares that may be issued to Mr. Yang. The Contingent Shares are not included in the beneficial ownership totals of the Reporting Persons.

4. On the Effective Date, the Company issued 1,842,831 shares of common stock to Primo Vital in cancellation of $12,144,260 of debt owed by Allied Esports and WPT.

5. On the Effective Date, the Company assumed $10,000,000 of the debt obligations of Ourgame and Noble Link Global Limited (including an additional $1,200,000 of accrued interest) and repaid Ourgame a balance of $23,800,000 owed under the Merger Agreement by (a) paying $3,500,000 in cash to Ourgame and its designees, (b) issuing to Ourgame’s designees 2,928,679 shares of the Company’s common stock (including the 1,842,831 shares issued to Primo Vital referred to in paragraph 4 above), and (c) Ourgame retaining $1,000,000 of the proceeds of such loans to pay its transaction expenses incurred in the Mergers. Black Ridge Oil & Gas, Inc., a founding stockholder of the Company, also agreed to transfer an aggregate of 600,000 shares of the Company’s common stock held by it to Ourgame, which transfer was completed on the Effective Date.

6.  10% of the shares of the Company’s common stock and warrants issued as consideration for the Mergers (the “Escrow Securities”), were placed in escrow pursuant to an escrow agreement (“Escrow Agreement”) entered into by the Company, Continental Stock Transfer & Trust Company, as escrow agent, and Mr. Yang as a representative of the former owners of Allied Esports and WPT. Of the shares described in paragraph 1 above, 954,367 of the shares issued to Primo Vital and 20,827 of the shares issued to Mr. Yang are included in the Escrow Securities. Of the Warrants described in paragraph 2 above, 312,565 of the Warrants issued to Primo Vital and 6,821 of the Warrants issued to Mr. Yang are included in the Escrow Securities. The Escrow Securities provide a fund of payment to the Company with respect to its post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by the other parties to the Merger Agreement. Claims for indemnification will be reimbursable to the full extent of the damages in excess of a $500,000 deductible (but in no event in excess of the securities held in escrow). The Escrow Securities shall be released from escrow, subject to reduction for shares cancelled for claims ultimately resolved and those still pending resolution at the time of the release, on August 9, 2020 (the one-year anniversary of the Effective Date).

Proxies. On November 5, 2018, substantially all of the stockholders of AEM granted to Ourgame irrevocable proxies (the “Proxies”) to exercise all voting and other governance rights with respect to their shares through June 1, 2020. Following the Effective Date, the Proxies apply to the common stock of the Company held by such stockholders. Therefore, under the Proxies, Ourgame has voting power with respect to an additional 2,055,493 shares of common stock of the Company through June 1, 2020.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported in the Transactions in order to assume control of the Company.

The Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a)              - (b) Primo Vital beneficially owns 15,112,163 shares of common stock of the Company, representing 57.6% of the issued and outstanding common stock. (All percentages are based on 23,088,700 outstanding shares as reported in the Company’s Form 8-K report filed on August 15, 2019.) This beneficial ownership includes 11,986,523 outstanding shares (including 954,367 shares held in escrow under the Escrow Agreement) and 3,125,640 shares that may be purchased within 60 days of the date hereof pursuant to the Warrants. Primo Vital shares the power to vote or direct the voting of all of such shares and shares the power to dispose or direct the disposition of all of such shares.

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Ourgame beneficially owns 17,167,656 shares of common stock of the Company, representing 65.5% of the issued and outstanding common stock. This beneficial ownership includes all of the shares beneficially owned by Primo Vital, because Primo Vital is a wholly owned subsidiary of Ourgame. Ourgame beneficially owns 11,986,523 outstanding shares (including 954,367 shares held in escrow under the Escrow Agreement) and 3,125,640 shares that may be purchased within 60 days of the date hereof pursuant to the Warrants (including 312,564 shares under Warrants held in escrow under the Escrow Agreement). Ourgame shares the power to vote or direct the voting of 17,167,656 shares. Ourgame shares the power to dispose or direct the disposition of 15,112,163 shares.

Mr. Yang beneficially owns 17,444,139 shares of common stock of the Company, representing 69.0% of the issued and outstanding common stock. This beneficial ownership includes all of the shares beneficially owned by Primo Vital and Ourgame, because Mr. Yang is a controlling person of both such companies. Mr. Yang beneficially owns 12,194,795 outstanding shares (including 975,194 shares held in escrow under the Escrow Agreement) and 3,193,851 shares that may be purchased within 60 days of the date hereof pursuant to the Warrants (including 319,385 shares under Warrants held in escrow under the Escrow Agreement). Mr. Yang has sole power to vote or direct the voting and dispose or direct the disposition of 276,483 shares. Mr. Yang shares the power to vote or direct the voting of 17,167,656 shares. Mr. Yang shares the power to dispose or direct the disposition of 15,112,163 shares.

(c) The Transactions in which the Reporting Persons acquired beneficial ownership of the shares are described in Item 3.

(d) Not applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Proxies are described in Item 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization dated December 19, 2018 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed December 20, 2018)
2.2	Amendment to Agreement and Plan of Reorganization dated August 5, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed August 15, 2019).
2.3

Agreement of Merger dated August 9, 2019 between Noble Link Global Limited and Allied Esports Media, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed August 15, 2019).

2.4

Plan of Merger dated August 9, 2019 between Noble Link Global Limited and Allied Esports Media, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed August 15, 2019).

99.1	Agreement to File Jointly (attached herewith)

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CUSIP No. 09216T107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2019

PRIMO VITAL LIMITED

By:	/s/ Eric Yang
Eric Yang
Chief Executive Officer

OURGAME INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Eric Yang
Eric Yang
Chief Executive Officer

By:      /s/ Eric Yang

Eric Yang

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